FBBC, LLC

ANNUAL REPORT

801 Brickyard Circle Ste B
Golden, CO 80403
(303) 287-2337
www.holidailybrewing.com

This Annual Report is dated May 7, 2026.

BUSINESS

FBBC, LLC, d/b/a Holidaily Brewing Company ("the Company") was formed in Colorado on September 11, 2014.

Holidaily offers a range of gluten-free beers, each crafted to provide exceptional taste and quality. Some of the flagship products include:

Year-Round Distributed Beers:

● Favorite Blonde Ale: A light, refreshing ale with a smooth finish.

● Fat Randy's IPA: A robust IPA with a balanced bitterness and floral notes.

● Fruited Blonde Variety Pack: A variety of melon, passionfruit and tangerine blonde flavors

● Darty Lager: A gluten-free light lager

Sales and Distribution

● Taproom Sales: Holidaily currently has taproom in Golden, Colorado where we pour beer for and connect directly with our consumers.

● Partnerships with Distributors: Holidaily will continue to partner with regional and national distributors to expand market reach and ensure consistent product availability in a broader range of locations.

● Sell-Through at Retail Chains: In addition to liquor stores, restaurants and bars, Holidaily has placements in large retail chains such as Whole Foods, Sprouts, King Soopers, and Natural Grocers.

FBBC, LLC is the parent company of the company's corporate structure. FBBC owns the Golden, CO taproom, all IP, all recipes, brands, all marketing assets, the employees and all investments. FBBC also owns 100% of our two other entities. HBC, LLC is Holidaily's production facility and owns Holidaily distribution.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Inventory, Marketing, and Staffing.
Date: September 13, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units
Type of security sold: Equity
Final amount sold: $529,350.00
Number of Securities Sold: 424
Use of proceeds: Marketing, Equipment, Inventory, and Payroll.
Date: April 05, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Membership Units
Type of security sold: Equity
Final amount sold: $ 1,054,471
Number of Securities Sold: 1,054,471
Use of proceeds: Marketing, Equipment, Inventory, and Payroll
Date: January 31, 2025
Offering exemption relied upon: Crowdfunding

Type of security sold: Convertible Note Conversion to Membership Units
Final amount sold: $1,080,000.00
Use of proceeds: Debt consolidation, inventory, and fees for StartEngine platform.
Date: Converted August 1, 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $400,000.00
Use of proceeds: Inventory, Marketing, and Staffing.
Date: January 1, 2026
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $3,769,312 compared to $3,358,998 in fiscal year 2024. An increase of 12.2%. Our DTC Taproom discontinued operations at the end of 2024 its 2024 revenues were $202,673, adjusting for this remaining units revenue increased 19.4%.

Cost of Sales

Cost of Sales for fiscal year 2025 was $1,454,227 compared to $1,038,500 in fiscal year 2024. An increase of 40.0%, this increase comprised of higher volumes as well as packaging cost and work in progress cost increases.

Gross Margins

Gross margins for fiscal year 2025 were $2,315,085 compared to $2,320,498 in fiscal year 2024. A decrease of 0.02%

Expenses

Expenses (**incl. other expenses (depreciation, amortization, interest, royalty fees, etc.)

Expenses for fiscal year 2025 were $3,835,646 compared to $3,580,791 in fiscal year 2024. An increase of 7.1%.

Expenses (**excl. other expenses (depreciation, amortization, interest, royalty fees, etc.)

Expenses for fiscal year 2025 were $2,837,009 compared to $3,235,577 in fiscal year 2024. A decrease of 12.3%.

Notable Expense items were

In September of 2024 we completed installation of a new canning line.

Payroll expense decreased due to the DTC closure and greater economies of scale and production and packaging efficiency.

Marketing and Professional expenses decreased due to the winddown of the 2024 product review and marketing campaigns.

Operations Expense increased primarily due to shipping related to increased volumes.

Facility Expense increased due to higher Utilities and Building & Equipment Maintenance.

Depreciation increased due to new investments in Plant & Equipment.

Notes Payable decreased due to the conversion of a note to equity.

Interest Expense increased due to higher debt during the period and several non-reoccurring items. Non-reoccurring was $193,798: $137,644 for convertible note interest not accrued in 2023 & 2024. and $56,154 for realized interest resulting from the early payoff several loans.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we continue to invest in growth. Past cash was primarily generated through sales in our taproom locations, distribution throughout nine states, equity investments and government grants. Our goal is to continue to launch new products, packaging and territories, leading to volume growth and profitability.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 125,000.

Debt

Creditor: Karen W. Hertz
Outstanding balance: $433,602
Interest rate: 5.99%

Creditor: UMB
Outstanding balance: $50,251
Interest rate: Variable
Material terms: Revolving Line of Credit

Creditor: On Tap Credit Union
Outstanding balance: $12,802
Interest rate: 4.74%

Creditor: Allan Wicks
Outstanding balance: $710,989
Interest rate: Variable
Material terms: Revolving Line of Credit

Creditor: SBA
Outstanding balance: $292,484
Interest rate: 3.75%

Creditor: On Tap Credit Union
Outstanding balance: $290,034
Interest rate: 8%
Material terms: Revolving Line of Credit

Creditor: Alliance Capital
Outstanding balance: $189,900
Interest rate: 16.19%

Creditor: Bernard Stephen Frei Living Trust November 7, 2012
Outstanding balance: $1,000,000.00
Interest rate: 8%
Material terms: Convertible note

Creditor: Horsman Family Trust
Outstanding balance: $45,981
Interest rate: 8%

Creditor: GallatinCopper LLC
Outstanding balance: $332,216
Interest rate: 9.5%

Creditor: Trio Cap Machine
Outstanding balance: $5,267
Interest rate: 13.1%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Karen Hertz

Karen Hertz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Manager
Dates of Service: September 2014 — Present
Responsibilities: Karen is the highest-ranked executive in the company and is responsible for its overall leadership and direction. Karen receives compensation in the form of distributions from the Company.

Name: Laura Ukowich
Laura's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: 2018 - Present
Responsibilities: Laura is responsible for all day to day functions within the company. Laura receives compensation in the form of traditional payroll from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Founding Membership Units
Stockholder Name: Karen Hertz
Amount and nature of Beneficial ownership: 6,390,360
Percent of class: 39.83%

RELATED PARTY TRANSACTIONS

Name of Person: Karen Hertz
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Personal Loan. Current balance $446,844.24. Maturity Date: 12/3/2048, Interest Rate: 5.99%

_____

Name of Person: Allan Wicks
Relationship to Company: Father of the CEO and Manager
Nature / amount of interest in the transaction: Revolving Line of Credit
Material Terms: Current Balance: $706,240.04
Maturity Date: 15 years
Interest Rate: 6.5%

_____

Name of Person: Allan Wicks
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory Note
Material Terms: In 2020, the Company entered into a loan agreement with Allan B. Wicks, father of Karen Hertz, founder and
CEO, for $30,000, which is payable on demand.

OUR SECURITIES

The Company has authorized Founding Membership Units, Non-Voting Membership Units, Voting Membership Units, Convertible Note (Ben Frei (1)), and Convertible Note (Ben Frei (2)).
Founding Membership Units
•   Authorized: 0
•   Outstanding: 7,473,336
•   Voting Rights: Founding Membership Units are considered Voting Members and entitled to vote on matters subject to Member approval.
•   Material Rights:

The Company does not have a set number of authorized Founding Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the Managers in accordance with the company's needs and business objectives.

Founding Membership Units are Membership units held by "Founding Members" as defined in the Company's Operating Agreement. See exhibit F for details.

Non-Voting Membership Units

• 	Authorized: 0
• 	Outstanding: 1,054,471
• 	Voting Rights: Voting Rights of Securities Sold in this Offering Investors in this offering will not have voting rights attached to their Membership Interests. Voting of non-CF Members. A Voting Member shall be entitled to one vote, in accordance with each percentage point of the Voting Member's Membership Interest on any matter for which Members are required to vote. A Voting Member may vote in person or by proxy at any meeting of Members. All decisions of the Members shall be made by a majority of votes of the Voting Members at a properly called meeting of the Members at which a quorum is present, or by unanimous written consent of the Members.

• Material Rights:

Non-Voting Membership units are Membership Units issued to Crowdfunding Investors. Crowdfunding Investors will not be entitled to vote. See exhibit F for additional details.

The Company does not have a set number of authorized Non-Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

Voting Membership Units

• Authorized: 0
• Outstanding: 7,514,622.02
• Voting Rights: On any matter on which the Voting Members may vote or approve (by written consent or otherwise) under the Articles of Organization, this Operating Agreement and/or the Act, each Voting Member shall be entitled to one vote for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by such Voting Member. Karen Hertz, as long as she is a Member, shall be entitled to ten votes for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by Karen Hertz or over which Karen Hertz exerts Voting Control. For the avoidance of doubt, if Karen Hertz no longer holds or exerts Voting Control over a Membership Unit, then the Member holding such Membership Unit shall be entitled to one vote for such Membership Unit (or its fractional equivalent in the case of a fractional Unit).

•Material Rights:

The amount outstanding does not include 192,000 options that may be issued pursuant to stock options outstanding.

The Company does not have a set number of authorized Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

Voting Membership Units are Membership Units held by "Voting Members" as defined in the Company's operating Agreement. See exhibit F for details.

Convertible Note (Ben Frei (1))
- Amount Outstanding: $1,000,000.00
- Conversion Type: N/A
- Conversion Trigger: $3,000,000
- Valuation Cap: $20,000.00
- Discount Rate: 20
- Interest Rate: 8
- Material Rights:
- Membership Unit will mean the equivalent equity ownership interest.

Convertible Note (Ben Frei (2))
- Amount Outstanding: $400,000
- Conversion Type: N/A
- Conversion Trigger: $3M raise
- Valuation Cap: n/a
- Interest Rate: 8
- Material Rights: None
- Membership Unit will mean the equivalent equity ownership interest.

What it means to be a minority holder

As a minority holder of Membership Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

gluten-free stigma, costs, breakdowns, emergencies/unplanned issues, economy, other competitors, location, distributors, geographic reach, credit risk of partners, discretionary income spend, activity choice, alcohol trends, marijuana, functional beverages, weather, financing availability and costs, rent expenses, taxes, transportation, limited grain suppliers

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

FBBC, LLC
By /s/ *Karen W. Hertz*

Title: Manager

By /s/ *Karen W. Hertz*

Name: Karen W. Hertz
Title: Manager

By /s/ *Karen W Hertz*

Name: Karen W Hertz
Title: Manager



Exhibit A
FINANCIAL STATEMENTS



Consolidated Financials December 31, 2025

FBBC, LLC

HBC, LLC

TTWO, LLC

Balance Sheet

	12/31/2025	12/31/2024
ASSETS		
Current Assets		
Total Bank Accounts	222,438	125,838
Total Accounts Receivable	281,268	412,121
Total Inventory	338,787	312,786
Total Other Current Assets	356,748	911,099
Total Current Assets	1,199,240	1,761,844
Total Fixed Assets	731,342	1,078,258
Total Other Assets	208,140	313,678
Total ASSETS	2,138,722	3,153,780
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Total Accounts Payable	130,568	152,772
Total Credit Cards	25,901	55,180
Total Other Current Liabilities	430,180	404,849
Total Current Liabilities	586,649	612,802
Total Notes Payable	3,567,636	4,367,373
Total Long-Term Liabilities	3,567,636	4,367,373
Total LIABILITIES	4,154,285	4,980,175
EQUITY		
Partner Capital	(1,826,395)	(892,139)
Partner Contributions	1,384,724	581,558
Partner Distributions	0	0
Retained Earnings	0	0
Net Income	(1,573,893)	(1,515,814)
Total EQUITY	(2,015,563)	(1,826,395)
TOTAL LIABILITIES AND EQUITY	2,138,722	3,153,780

Income Statement

Year Over Year Comparison	1/1/2025	1/1/2024
	12/31/2025	12/31/2024
Barrels	5,972.20	5,012.83
Case Equivalents	82,297	69,077
Revenue (Total Income)	3,769,312	3,358,998
$ Per bbl	631.14	670.08
$ Per CE	45.80	48.63
Income		
Total Taproom Sales	550,027	687,998
Total Wholesale Sales	3,218,750	2,670,750
Other	535	250
Total Income	3,769,312	3,358,998
Cost of Goods Sold		
Total Taproom COGS	81,084	93,571
Total Wholesale COGS	1,165,337	871,669
Other COGS	207,806	73,260
Total Cost of Goods Sold	1,454,227	1,038,500
Gross Profit	2,315,085	2,320,498
Expenses		
Total Distributor Marketing	27,711	63,071
Total Marketing Expenses	227,962	289,015
Total Salaries and Wages	1,077,121	1,074,451
Total Employee Benefits	75,469	80,660
Total Education and Training	906	15,292
Total Other Employee Expense	30,706	43,468
Total Payroll Expenses	1,317,346	1,412,670
Operations Expenses		
Total Operations Expenses	195,854	130,435
Total Office Expense	20,702	33,551
Total Taproom Expenses	36,265	45,193
Total Production Expenses	29,654	67,291
Total Facility Expense	507,122	626,687
Total Facility Maintenance	4,185	7,094
Total Warehouse Expense	7,157	16,062
Total Professional Fees	311,702	509,855
Total Fees and Licenses	174,497	97,724
Total Misc. Expenses		
Total Expenses	2,837,009	3,235,577
Net Operating Income	(538,767)	(971,133)
Other Income		
Interest Income	34,047	17,548
Other Income	98,390	217,041
Total Other Income	132,437	234,589
Other Expenses		
Depreciation	477,011	283,937
Amortization	18,826	18,826
Interest Expense	524,986	163,741
Guaranteed Payments	110,250	113,299
Other Expenses		
Total Other Expenses	1,167,563	779,269
Net Other Income	(1,035,126)	(544,681)
Net Income	(1,573,893)	(1,515,814)

Cash Flow Statement	1/1/2025 12/31/2026	1/1/2024 12/31/2025
Beginning Cash	125,838	125,838
Net Income	(1,573,893)	(1,515,814)
Depreciation	477,011	283,937
Amortization	18,826	18,826
Change in AR	130,854	0
Change in Inventory	(26,001)	0
Change in AP	(22,204)	0
Change in Other Current Assets	554,351	0
Change in Other Current Liabilities	25,331	312,786
Operating	**(415,724)**	**(900,265)**
Investing	**(30,275)**	**(31,695)**
Financing	542,600	1,188,621
Change in Cash	96,600	256,661
Ending Cash	222,438	382,499

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Shares issued for cash	-		121	1	150,584		150,585
Convertible Note	-		-	-	1,000,000		1,000,000
Net income (loss)	-		-	-	-	(1,213,351)	(1,213,351)
31-Dec-23	-	$ -	121	$ 1	$ 1,150,584	$ (1,213,351)	$ (62,766)
Shares issued for cash	-		303	378,366	378,366	-	756,732
Convertible debt	-		-	-	1,000,000	-	1,000,000
Equipment loan	-		-	-	272,045	-	272,045
Net income (loss)	-		-	-	-	(1,515,814)	(1,515,814)
31-Dec-24	-	$ -	424	$ 378,367	$ 2,800,995	$ (2,729,165)	$ 450,197
Shares issued for debt conversion	-		1,000,080	1,000,000	-	-	1,000,000
Shares issued for cash	-		1,054,471	886,282	886,282	-	1,772,564
Debt refinance	-		-	-	410,000	-	410,000
Equipment loan	-		-	-	8,736	-	8,736
Net income (loss)	-		-	-	-	(1,573,893)	(1,573,893)
31-Dec-25	-	$ -	2,054,975	$ 2,264,649	$ 4,106,013	$ (4,303,058)	$ 2,067,604

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L
= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

FBBC, LLC dba Holidaily Brewing Company was formed on September 11, 2014 ("Inception") in the State of Colorado. The financial statements of FBBC, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Golden, Colorado

FBBC, LLC brews, packages and sells gluten-free beer. We operate a production facility as well as a taproom location both in Golden, Colorado.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from distributors and taproom customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and

determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025 the company has:
- A private debt to the founder for $433,602 with a fixed interest only rate of 5.99% with no maturity date.
- An outstanding debt consisting of a line of credit of $290,034 with an 8% variable interest rate and no maturity date
- An outstanding debt consisting of a line of credit of $50,251 with a 4.25% variable rate and no maturity date
- An SBA debt of $292,484 with 3.75% fixed rate and a maturity date of 4/5/2052
- An auto debt for $12,802 at a 4.74% fixed rate and a maturity date of 8/3/2027
- A private debt for $710,898 at a 7.25% variable rate with no maturity date
- A convertible note worth $1,184,110 with an 8% fixed rate and no maturity date
- An equipment debt for $189,900 with an annual rate of 16.19% and a maturity date of 11/1/2027
- A private debt for $45,981 with an annual fixed rate of 8% and a maturity date of 12/31/2029
- A private debt for $332,216 with an annual fixed rate of 9.5% and a maturity date of 12/31/2029
- An equipment debt for $5,267 with an annual fixed rate of 13.10% and a maturity date of 8/3/2027

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- The company has entered into an agreement with a supplier to order a minimum of 206,150 lbs of

product on a rolling twelve month period through December 31, 2028.

- The company leases its facilities under non canelable operating leases with remaining terms ranging from two to four years. Rent expense under these leases was approximately $235,000 in 2025.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,801,427 shares of our common stock with par value of $1/ As of December 31, 2025 the company has currently issued 15,801,427 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has received advances from certain founders and related parties to fund operating expenses. As of December 31, 2025 amounts due to related parties totaled approximately $1,144,591.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 April 30, 2026, the issuance date of these financial statements. There were no subsequent events requiring recognition or disclosure in these financial statements.

I, Karen W. Hertz, the Manager of FBBC, LLC dba Holidaily Brewing Company, hereby certify that the financial statements of FBBC, LLC and notes thereto for the periods ending December 31, 2024 (first Fiscal Year End of Review) and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $(1,573,893) taxable income of $0 and total tax of $0

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th of April, 2026.

Manager, Holidaily Brewing Company

April 29, 2026